**ATCO**
GROUP

*Corporate Office*

[redacted]

05009296

*Telephone: (403) 292-7547*
*Fax: (403) 292-7623*
*email: ingrid.dunn@atco.com*

June 16, 2005



Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**



Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Notice of Intention to Make a Formal Normal Course Issuer Bid, filed May 19, 2005
- Report of exempt issuer bid (ON-Form 42, QC-s. 189.1.2 Req.), filed May 30, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,



Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

# CANADIAN UTILITIES LIMITED

## NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that Canadian Utilities Limited (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares (the "Class A Shares") on the terms set forth in this Notice. The issued and outstanding Class A Shares are listed on the Exchange under the trading symbol "CU.NV".

## CANADIAN UTILITIES LIMITED

Canadian Utilities Limited is the parent of a group of subsidiaries engaged in: electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia; natural gas gathering, processing, transmission, storage and distribution; technical services and facilities management.

The principal business office of the Corporation is located at 1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

## SHARES SOUGHT

On May 3, 2005, there were 41,437,943 Class A Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 19, 2006 the Corporation may acquire up to 2,071,897 Class A Shares, being 5% of the Class A Shares outstanding as at May 3, 2005. If market conditions permit, the Corporation presently anticipates that it will acquire up to 1,243,138 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 3, 2005.

## EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class A Shares are non-voting shares and the Class B common shares of the Corporation (the "Class B Shares") carry one vote per share in all circumstances. Each Class B Share may be converted to one Class A Share at the shareholder's option.

If a take-over bid is made for the Class B Shares which would result in the offeror owning more than 50% of the outstanding Class B Shares and which would constitute a change in control of the Corporation, holders of Class A Shares are entitled, for the duration of the bid, to exchange their Class A Shares for Class B Shares and to tender such Class B shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, holders of the Class A Shares are entitled to exchange their shares for Class B Shares of the Corporation if ATCO Ltd., the present controlling shareholder of the Corporation, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B Shares of the Corporation. In either case, each Class A Share is exchangeable for one Class B Share, subject to changes in the exchange ratio for certain events, such as a stock split or rights offering. The Class A and Class B Shares rank equally in all other respects.

## DURATION OF PURCHASES

The Corporation may begin to purchase Class A Shares pursuant to this Notice on May 20, 2005. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 19, 2006 or on such earlier date as the maximum number of Class A Shares available for purchase hereunder have been purchased.

## METHOD OF ACQUISITION

Purchases of Class A Shares pursuant to this Notice will be effected through the facilities of the Exchange. The Corporation does not presently intend to purchase Class A Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class A Shares purchased pursuant to this Notice will be cancelled.

## CONSIDERATION

Purchases of Class A Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class A Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class A Shares pursuant to the normal course issuer bid from its working capital. Except as herein mentioned, there are no restrictions on the normal course issuer bid.

## REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class A Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to shareholders resulting from the exercise of stock options to purchase Class A Shares and by its belief that the purchase of Class A Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class A Shares and Class B Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class A Shares. There are no outstanding stock options to purchase Class B Shares and, accordingly, there will be no corresponding dilution to Class B Shareholders, within their class, resulting from the exercise of stock options to purchase Class A Shares. Class B Shareholders wishing to participate in the normal course issuer bid may convert their Class B Shares into Class A Shares pursuant to the terms of the Class B Shares.

## VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

## PREVIOUS PURCHASES

The Corporation purchased 136,800 Class A Shares at an average trading price of $55.49 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2004 and expires on May 19, 2005. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2005. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

## ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation nor any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class A Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

## PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

## MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

## CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 9th day of May, 2005.

Per: *"K.M. (Karen) Watson"*

K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer

**CANADIAN UTILITIES LIMITED**
**(the "Corporation")**

**Report Pursuant to Section 189.1.3**
**of the**
**Securities Regulation (Quebec)**

**1. Name and Address of Offeree Corporation**

Canadian Utilities Limited
1400 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

**2. Name and Address of Offeror**

Canadian Utilities Limited
1400 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

**3. Designation of Securities Subject to the Bid**

The Corporation has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class A Shares (CUSIP #136717-83-2) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

**4. Date of the Bid**

The Corporation was eligible to commence purchases of its outstanding Class A Shares under the normal course issuer bid on May 20, 2005 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on May 9, 2005.

**5. Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror**

The Corporation is eligible to acquire up to 1,243,138 Class A Shares during the 12 month period commencing May 20, 2005 and ending on May 19, 2006.

**6. Value of Consideration Offered for Security**

The closing price of the Class A Shares on the Exchange on May 27, 2005 (being the last trading day prior to the date of this Notice) was $64.50.

**7. Fee Payable In Respect of the Bid**

0.02% x 25% x 1,243,138 x $64.50 = $4,009.12
$4,009.12 less 15% blanket fee reduction = $3,407.76

Dated at Calgary, Alberta this 30th day of May, 2005.

**CANADIAN UTILITIES LIMITED**

Signed: *(signed) K. M. Watson*
K. M. (Karen) Watson
Senior Vice President
& Chief Financial Officer

**ATCO**
GROUP

*Corporate Office*

*Telephone: (403) 292-7547*
*Fax: (403) 292-7623*
*email: ingrid.dunn@atco.com*

June 16, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549



**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Notice of Annual Meeting of Shareholders, filed March 30, 2005
- Notice regarding AIF (NI 51-102F2), filed March 30, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

# CANADIAN UTILITIES LIMITED

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Canadian Utilities Limited will be held in the Empire Ballroom, The Fairmont Hotel Macdonald, 10065 - 100th Street, Edmonton, Alberta, at 10:00 a.m. on Thursday, May 5, 2005, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2004, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to consider and, if thought advisable, to pass an ordinary resolution confirming the enactment of amended By-law No. 1 of the Corporation, as described in the accompanying management proxy circular; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

All holders of Class A non-voting shares or Class B common shares are entitled to attend the meeting, but only the holders of Class B common shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class B common shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach Canadian Utilities Limited, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 3, 2005.

By order of the Board of Directors.

[signed]
P. Spruin
Corporate Secretary

Calgary, Alberta
March 2, 2005

FILE NO. 82-34744

# CANADIAN UTILITIES LIMITED

## NOTICE REGARDING RENEWAL ANNUAL INFORMATION FORM

On February 25, 2005, Canadian Utilities Limited (the "Corporation") filed its annual information form for its fiscal year ended December 31, 2004, under project number 742867 (the "51-102 AIF").

The Corporation hereby provides notice that it is relying on the 51-102 AIF as its renewal AIF for the purposes of National Instrument 44-101.

Dated March 30, 2005.

**CANADIAN UTILITIES LIMITED**

Per: [signed]
P. Spruin
Corporate Secretary

**ATCO**
GROUP

*Corporate Office*

*Telephone: (403) 292-7547*
*Fax: (403) 292-7623*
*email: ingrid.dunn@atco.com*

June 16, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Report of Voting Results, filed May 11, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Dunn

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

CANADIAN UTILITIES LIMITED

*1400, 909 –11th Avenue S.W., Calgary, Alberta T2R 1N6*
*Tel (403) 292-7500 Fax (403) 292-7623*

**Annual Meeting of Shareholders**

**May 5, 2005**

**REPORT OF VOTING RESULTS**
*National Instrument 51-102 - Continuous Disclosure Obligations*
*Section 11.3*

| | Business of the Meeting | Outcome of Vote |
|---|---|---|
| 1. | The election of the following eleven directors for a term expiring not later than the next annual meeting:<br><br>R. T. Booth<br>W. L. Britton<br>B. P. Drummond<br>B. K. French<br>L. A. Heathcott<br>H. M. Neldner<br>M. R. P. Rayfield<br>J. W. Simpson<br>N. C. Southern<br>R. D. Southern<br>C. W. Wilson | Carried |
| 2. | The appointment of PricewaterhouseCoopers LLP as auditor of Canadian Utilities Limited to hold office until the next annual meeting. | Carried |
| 3. | The ordinary resolution to confirm the enactment of amended By-Law No. 1 of Canadian Utilities Limited. | Carried |